Exhibit 99.4

additional information for US investors

This insert to ICI's Annual Review for 2002 is being issued to recipients of the report in the USA. It presents summarized financial information from ICI's financial statements which adopts a format and terminology customary in the USA.

This insert provides a summarized statement of consolidated income and consolidated balance sheet using a format and terminology customary in the USA. This insert should be read in conjunction with the Annual Review of the Group. Each financial statement, which has been prepared under UK Generally Accepted Accounting Principles (UK GAAP), is followed by details of the adjustments necessary to present net income, and shareholders’ equity on a US GAAP basis. For convenience only, sterling figures have been translated into US dollars at the 31 December 2002 rate of £1 = $1.61085.

Summarized statement of consolidated income

For the year ended 31 December

	2002	2001	2002	2001
		(as restated)ø		(as restated)ø
	£m	£m	$m	$m

UK GAAP

Total sales	6,125	6,425	9,866	10,350

Net income after exceptional items – UK GAAP	179	80	288	129

Continuing operations	166	91	267	147

Discontinued operations	13	(11)	21	(18)

Adjustments to conform with US GAAP

Pension expense	(14)	(37)	(23)	(60)

Purchase accounting adjustments

Amortization/impairment of goodwill and amortization of intangibles	(117)	(127)	(188)	(204)

Disposals and other adjustments	12	–	19	–

Other disposal adjustments	(43)	10	(69)	16

Employee share trust arrangements	–	22	–	35

Capitalization of interest less amortization and disposals	(5)	(2)	(8)	(3)

Derivative instruments and hedging activities	(41)	49	(66)	79

Restructuring costs	(6)	5	(10)	8

Share compensation expense	(3)	1	(5)	2

Others	(2)	2	(3)	3

Tax effect of US GAAP adjustments	49	10	79	16

Total US GAAP adjustments	(170)	(67)	(274)	(108)

Net income – US GAAP	9	13	14	21

Continuing operations¤	(107)	(4)	(172)	(6)

Discontinued operations¤	116	17	186	27

Net income per American Depositary Receipt (ADR)* – UK GAAP

	£	£	$	$

Before goodwill amortization and exceptional items	0.95	1.19	1.53	1.92

After goodwill amortization and exceptional items

Basic	0.64	0.37	1.03	0.60

Diluted	0.64	0.37	1.03	0.60

Dividends per ADR†	0.30	0.53	0.48	0.85

ø	Financial Reporting Standard No. 19 (FRS 19) has been adopted for the first time in the UK GAAP financial statements. Where applicable the financial statements of prior periods have been restated. This has resulted in a decrease of the net profit for the year to 31 December 2001 of £41m.

*	Four ICI £1 Ordinary Shares are represented by one American Depository Share, each of which is evidenced by one ADR.

†	The current income tax convention between the United Kingdom and the United States includes provisions which entitle qualifying US resident ADR holders to a partial refund of the UK tax credit less a withholding tax. However, with effect from 6 April 1999, the tax credit has been reduced to one ninth (1/9) of the dividend and the withholding tax, at 15% (never being greater than the associated tax credit), therefore eliminates any repayment due.

¤	2001 has been restated to classify Synetix as a discontinued operation under US GAAP.

1 ADDITIONAL INFORMATION FOR US INVESTORS

Consolidated balance sheet

At 31 December

	2002	2001	2002	2001
		(as restated)ø		(as restated)ø
	£m	£m	$m	$m

UK GAAP

Assets

Current assets

Cash at bank	267	301	430	485

Investments and short-term deposits	285	159	459	256

Receivables and prepaid expenses	1,695	1,913	2,730	3,082

Inventories	651	753	1,049	1,213

Total current assets	2,898	3,126	4,668	5,036

Non-current investments	69	374	111	602

Property, plant and equipment (net of depreciation)	1,961	2,186	3,159	3,521

Intangible assets – goodwill (net of amortization)	574	613	925	988

Total assets	5,502	6,299	8,863	10,147

Liabilities and shareholders’ equity

Liabilities due within one year

Accounts payable and accrued liabilities	1,342	1,535	2,162	2,473

Taxes payable	298	327	480	527

Dividends payable	52	71	84	114

Short-term borrowings	226	418	364	673

Long-term debt due within one year	500	1,250	805	2,014

Total current liabilities	2,418	3,601	3,895	5,801

Liabilities due after one year

Long-term debt	1,363	1,705	2,196	2,746

Accounts payable and accrued liabilities	32	49	51	79

	1,395	1,754	2,247	2,825

Provisions for liabilities and charges	1,121	1,257	1,806	2,025

Minority interests – equity	69	51	111	82

Shareholders’ equity

Issued shares	1,191	728	1,919	1,173

Premiums paid in excess of par value of Ordinary Shares	933	589	1,503	949

Income retained and other reserves	(1,625)	(1,681)	(2,618)	(2,708)

Total shareholders’ equity	499	(364)	804	(586)

Total liabilities and shareholders’ equity	5,502	6,299	8,863	10,147

Shareholders’ equity – UK GAAP	499	(364)	804	(586)

Adjustments to conform with US GAAP

Pension costs (Debtors)	(525)	(510)	(846)	(821)

Pension costs (Provisions for liabilities and charges)	(425)	(26)	(685)	(42)

Purchase accounting adjustments, including goodwill and intangibles	3,109	3,320	5,008	5,348

Disposal accounting adjustments	(71)	(28)	(114)	(45)

Capitalization of interest less amortization and disposals	36	43	58	69

Derivative instruments and hedging activities	(14)	41	(23)	66

Restructuring provision	1	7	2	11

Employee share trust arrangements	(30)	(30)	(48)	(48)

Ordinary dividends	52	72	84	116

Other	(6)	(4)	(10)	(6)

Deferred taxation and tax effects of US GAAP adjustments (Provisions)	(482)	(569)	(777)	(917)

Deferred taxation and tax effects of US GAAP adjustments (Debtors)	661	616	1,065	992

Total US GAAP adjustments	2,306	2,932	3,714	4,723

Shareholders’ equity in accordance with US GAAP	2,805	2,568	4,518	4,137

ø	Financial Reporting Standard No. 19 (FRS 19) has been adopted for the first time in the UK GAAP financial statements. Where applicable the financial statements of prior periods have been restated. This has resulted in a decrease in shareholders’ funds at 31 December 2001 of £81m ($130m).

2 ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a) Accounting for pension costs There are five significant differences between UK GAAP under SSAP 24 and US GAAP in accounting for pension costs:

(i)	SFAS No. 87 Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the main UK retirement plans, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

(ii)	SFAS No. 87 requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(iii)	SFAS No. 87 mandates a particular actuarial method – the projected unit credit method – and requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised.

(iv)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognized net asset or gain exists at the time of implementation.This is required to be amortized on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the Group’s policy is to not recognize pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(v)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognized gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognized over the expected service life of the remaining employees.

(b)	Purchase accounting adjustments, including the amortization and impairment of goodwill and intangibles
In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalized and amortized. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.

Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalized and amortized through charges against income over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortized to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalized goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortized over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortized. Goodwill is no longer amortized on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise (see section (l) below).

(c) Capitalization of interest
There is no requirement in the UK to capitalize interest and the Group does not capitalize interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

(d) Derivative instruments and hedging activities
In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’ equity to recognize at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortized over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes, are recognized in the balance sheet at fair value, with changes in the fair value recognized in net income.

(e) Restructuring costs
Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria be met before restructuring costs can be recognized as an expense. Among these criteria is the requirement that all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date. Under US GAAP voluntary severance benefits are accrued when the terms are accepted by the individual employee. Also, to the extent restructuring costs are related to the activities of the acquired company, US GAAP allows them to be recognized as a liability upon acquisition, provided certain specific criteria are met, whereas UK GAAP does not. Accordingly, timing differences arise between the UK GAAP and US GAAP recognition of such costs. SFAS No. 146 will be adopted from 1 January 2003 (see section (m) below).

(f) Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations
Prior to the adoption of SFAS No. 144 Accounting for the Impairment or Disposal of Long Lived Assets, as described below, the criteria for treatment of a disposal as a discontinued operation under US GAAP was different from the criteria under UK GAAP. A description of the UK GAAP criteria and a list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1 to the Group’s financial statements in its Annual Report and Accounts and Form 20-F 2002. No businesses met the criteria for discontinued operations under US GAAP.

3  ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles (continued)

On 1 January 2002 the Group adopted SFAS No. 144. SFAS No. 144 requires the disposal of a component of an enterprise meeting certain conditions, and which comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, be disclosed as a discontinued operation. Under US GAAP, the Synetix disposal meets these conditions and, therefore, Synetix is classified as a discontinued operation. Accordingly, under US GAAP, the results of the operations and the gain on the disposal of Synetix are classified within discontinued operations. Prior period results have been restated. Under US GAAP, the gain on sale in 2002 amounted to £107m and Synetix sales were £121m, £143m and £125m for 2002, 2001 and 2000 respectively. Additionally, UK GAAP sets out that for an operation to be treated as discontinued its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. The Synetix disposal does not meet these requirements and has been classified as continuing under UK GAAP.

In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos-Chlor business, the entity should not be deconsolidated. US GAAP accounting for the Chlor-Chemicals business may therefore differ from that under UK GAAP and may involve applying an equity method of accounting for any future losses that may arise up to the full amount of the Group’s investment and committed funding. The approximate gross assets and gross liabilities of Chlor-Chemicals are £155m and £155m respectively under UK GAAP at 31 December 2002.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to the same counterparty, for completion by 15 May 2003. A substantial deposit was received on the sale of the Notes (£109m), but none in respect of the equity which is therefore regarded as an option for US GAAP purposes. The sale of the HIH Notes is at a loss to the Group, while the equity transaction, if consummated under the agreed terms, will result in a gain in excess of the loss on the HIH Notes. The Group believes it is highly likely that both transactions will be completed and, accordingly, under UK GAAP, the Group has not recognized the loss on the HIH Notes, of approximately £40m nor the estimated net overall gain of approximately £55m and has discontinued the application of the equity method of accounting for its investment in HIH to reflect the change in economic benefits. Further explanation of the accounting for this complex transaction under UK GAAP and of ICI’s interests in HIH is given in note 17 to the Group’s financial statements in its Annual Report and Accounts and Form 20-F 2002.

Under US GAAP, the Notes transaction and the potential equity transaction have been accounted for as separate transactions since they are not interdependent. Accordingly, under US GAAP, a loss has been recognized on the sale of the HIH Notes (approximately £40m), and the gain on the equity transaction (approximately £95m) will be recognized when it occurs. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognize its proportionate share of HIH’s operating results. The equity accounted results from 18 June 2002 (a pre-tax loss of £10m) have been included in the US GAAP net income reconciliation.

(h) Employee share trust arrangements
An employee share trust has been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the Company’s Ordinary Shares held by the employee share trust are included at the lower of cost and estimated net realizable value in fixed asset investments. Under US GAAP, such shares are treated as treasury stock and included in shareholders’ equity at historic cost.

(i) Ordinary dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity upon declaration of the dividend.

(j) Taxation
The Group adopted FRS No. 19 Deferred Tax in 2002 for UK GAAP purposes. Consequently, the consolidated financial statements as of 31 December 2001 and 2000, and the three year period ended 31 December 2002 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 requires that full provision for deferred tax is recognized in the financial statements. The adoption of FRS 19 has eliminated most of the differences that previously existed between UK GAAP and US GAAP. As a result, the adjustment for taxation now primarily relates to the tax effect of other US GAAP adjustments.

(k) Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognized in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognized for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortized over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Following the issue of EITF 00–23, Issues Related to the Accounting for Share Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the cost of the 2002 grant under the Group’s UK Sharesave scheme is treated in accordance with all other plans. At 31 December 2002, the Group had a number of share-based compensation plans, which are described in note 23 of the Group’s financial statements in its Annual Report and Accounts and Form 20-F 2002. The Group recognizes compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25. Had compensation costs for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123 Accounting for Stock-Based Compensation, the Group’s net income of £9m in 2002 would have been reduced to £3m. The basic earnings per share as reported of 0.8p would be 0.3p on a proforma basis (2001 restated 1.5p would be 0.5p; 2000 no material difference).

(l) New US Accounting Standards implemented in the period
SFAS No. 142 Goodwill and Intangible Assets. In June 2001, the FASB issued SFAS No. 142, Goodwill and Intangible Assets, which superseded APB 17, Intangible Assets. SFAS No. 142 eliminated the previous requirement to amortize goodwill and intangible assets. Upon adoption of SFAS No.142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. The test for intangible assets with indefinite useful lives and of goodwill must be carried out annually. In addition, the useful economic lives of definite life intangibles are to be reviewed. Any impairment loss identified on the date of adoption of SFAS No. 142 is accounted for as a cumulative effect of change in accounting principle.

The Group adopted the requirements of SFAS No. 142 on 1 January 2002, when the Group had unamortized goodwill of £3,757m and intangible assets with a gross carrying amount of £300m less accumulated amortization of £135m, under US GAAP. The definite life intangible assets are being amortized over a period of 10 years (amortization expense for the period £30m). Amortization of intangible assets with indefinite useful lives and goodwill ceased from 1 January 2002, resulting in an increase in US GAAP net income of £131m (basic earnings per Ordinary Share 11.8p, diluted earnings per Ordinary Share 11.7p). If the standard had been applied in the year ended 31 December

4  ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles (continued)

2001 and 2000 US GAAP net income would have been £134m (EPS 15.4p higher – basic and diluted) higher (2000 £126m, and 14.5p higher – basic and diluted).

The goodwill balance under US GAAP at 31 December 2002 amounted to £3,507m (2001: £3,757m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows: National Starch £1,967m (2001: £2,038m), Quest £742m (2001: £770m), Performance Specialties £256m (2001: £280m), Paints £523m (2001: £662m) and Regional and Industrial £19m (2001: £7m). The significant movements in the period include the impairment of the goodwill relating to Paints Latin America (£122m) as described below, the disposal of Synetix and the related goodwill (£13m) and exchange.

In the period to 31 December 2002, an impairment of £122m was recognized, representing the entire goodwill in the Paints Latin America reporting unit. Under UK GAAP, the majority of the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. This impairment resulted from the current difficult economic environment in the region and has been disclosed in the US GAAP reconciliation under the heading “Purchase accounting adjustment”.

The fair value of the reporting unit, as required under the first stage of impairment in SFAS No.142, was calculated using a present value technique. This involved discounting the future cash flows of the reporting unit at an appropriate risk adjusted discount rate for the region. In calculating the fair value, significant management judgement was applied for example, the quantification of the underlying cash flows of the reporting unit including terminal growth values and the selection of an appropriate discount rate. As the fair value of the reporting unit was less than its book value, a second stage was performed which compared the fair value of the unit’s goodwill to the book value of its goodwill. Fair value procedures similar to those used in a business combination were used in this stage.

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets
In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net cash flows expected to be generated by the asset. SFAS No. 144 requires companies to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale.

The Group was required to adopt the provisions of SFAS No. 144 from 1 January 2002 but there were no events or changes in circumstances which indicated that the carrying values of assets might not be recoverable nor components of the Group's operations disposed of (by sale, abandonment, or in a distribution to owners) or classified as held for sale which required to be disclosed except as disclosed in section (g).

EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)
EITF 01-09 was issued in November 2001 by the Emerging Issues Task Force (EITF). The pronouncement codifies and reconciles the consensus reached on EITF 00-14, 00-22 and 00-25, which addresses the recognition, measurement and profit and loss account classification of certain selling expenses. The adoption of this issue has resulted in the reclassification of certain selling expenses including sales incentives, slotting fees, buydowns and distributor payments from cost of sales and administrative expenses to a reduction in sales. The Group has calculated that the adoption of EITF 01-09 in the year ended 31 December 2002 decreased sales and cost of sales/administrative expenses as reported under UK GAAP by £55m (2001 £50m, 2000 £52m). The adoption of EITF 01-09 had no effect on trading profit.

(m) New US Accounting Standards and pronouncements not yet effective
In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is applicable for 2003. The Group has not yet completed evaluating the effect of this standard on its financial statements.

SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities, requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6 – Elements of Financial Statements. SFAS No. 146 superceded EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity initiated after 31 December 2002. Restatement of prior periods is not required. Since SFAS No. 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS No. 146 cannot be determined in advance.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued in November 2002. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. There are a number of contracts relating to businesses which we exited as part of our disposal programme which have not been novated to the purchasers of these businesses. Note 40, to the Group’s financial statements in its Annual Report and Accounts and Form 20-F 2002, discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, with terms ranging between 1 to 15 years, amounted to £1,217m at 31 December 2002. After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £311m.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective fiscal years ending after 15 December 2002, with earlier application permited in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Group has not decided yet if it will adopt either of the transition method alternatives of SFAS No.148.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, was issued in January 2003. The interpretation addresses consolidation by business enterprises of variable interest entities and requires such entities to be consolidated, even if it is not controlled as a subsidiary, if the equity investor is subject to a majority of the risk of loss from the variable interest entity’s activities. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after 31 January 2003 and apply to older entities from 15 June 2003. The Group does not expect the impact of FIN No. 46 to have an impact on its financial statements.

5  ADDITIONAL INFORMATION FOR US INVESTORS